UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:     001-11112

American Media Operations, Inc.

(Exact name of registrant as specified in its charter)

1000 American Media Way

Boca Raton, Florida 33464

(561) 997-7733

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 ¼ % Series B Senior Subordinated Notes due 2009

8 7/8 % Senior Subordinated Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☐ Rule 12g-4(a)(1)(i)
☐ Rule 12g-4(a)(1)(ii)
☐ Rule 12g-4(a)(2)(i)
☐ Rule 12g-4(a)(2)(ii)
☐ Rule 12h-3(b)(1)(i)
☐ Rule 12h-3(b)(1)(ii)
☐ Rule 12h-3(b)(2)(i)
☐ Rule 12h-3(b)(2)(ii)
☒ Rule 15d-6

Approximate number of holders of record as of the certification or notice date:

10 ¼ % Series B Senior Subordinated Notes due 2009. As of May 1, 2009 there were no holders of record. The 10 ¼ % Series B Senior Subordinated Notes due 2009 were fully paid on May 1, 2009.

8  7 /8% Senior Subordinated Notes due 2011:   10

Pursuant to the requirements of the Securities Exchange Act of 1934, American Media Operations, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN MEDIA OPERATIONS, INC. (Registrant)

Date:	May 5, 2009	By:	/s/ DEAN D. DURBIN
		Name:	Dean D. Durbin
		Title:	Chief Operating Officer and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.